FOR IMMEDIATE RELEASE	TSX/NYSE/PSE: MFC; SEHK: 0945
December 5, 2006

Manulife Financial to issue senior and subordinated debentures

TORONTO - Manulife Finance (Delaware), L.P. (“MFLP”), an indirect wholly-owned subsidiary of Manulife Financial Corporation (“MFC”), has entered into an Agency Agreement with a syndicate jointly led by Scotia Capital Inc. and RBC Dominion Securities Inc. with respect to an offering of up to $550 million principal amount of senior unsecured debentures and up to $650 million principal amount of subordinated unsecured debentures. The obligations of MFLP under the senior debentures and the subordinated debentures will be guaranteed by MFC on a senior basis and subordinated basis, respectively. MFLP has filed a preliminary short form prospectus dated December 4, 2006 with respect to the offering.

The debentures, to be offered on a best efforts basis through the agency syndicate, are expected to be issued on December 14, 2006. The senior debentures will pay a fixed rate of 4.448 per cent per annum until December 15, 2016 and thereafter will pay a floating rate of interest equal to the 90-day Bankers Acceptance Rate plus 1.5 per cent. The subordinated debentures will pay a fixed rate of 5.059 per cent per annum until December 15, 2036 and thereafter will pay a floating rate of interest equal to the 90-day Bankers Acceptance Rate plus one per cent.

The senior debentures will be direct unsecured obligations of MFLP and will rank equally with all other unsecured indebtedness of MFLP which is not subordinated. The subordinated debentures will be direct unsecured obligations of MFLP and will rank equally with all other subordinated unsecured indebtedness of MFLP. MFC will provide a guarantee of all amounts payable under the senior debentures that will rank equally with all other unsecured indebtedness of MFC which is not subordinated, and a guarantee of all amounts payable under the subordinated debentures that will rank equally with all other subordinated indebtedness of MFC. MFLP will invest the net proceeds of the offering in subsidiaries of MFC.

The debentures have not been and will not be registered in the United States under the Securities Act of 1933, as amended, and may not be offered, sold or delivered in the United States absent registration or applicable exemption from the registration requirement of such Act. This press release does not constitute an offer to sell or a solicitation to buy the debentures in the United States.

About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Funds under management by Manulife Financial and its subsidiaries were Cdn$381 billion (US$341 billion) as at September 30, 2006.

Manulife Financial Corporation trades as 'MFC' on the TSX, NYSE and PSE, and under '0945' on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries: Peter Fuchs (416) 926-6103 peter_fuchs@manulife.com	Investor Relations: Patricia Kelly 1-800-795-9767 investor_relations@manulife.com